Exhibit 2
May 14, 2011
The Board of Directors
CNinsure Inc.
22nd Floor, Yinhai Building
No. 299 Yanjing Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
Dear Sirs:
TPG Asia V MU, Inc. (“TPG Asia”), Kingsford Resources Limited, a company incorporated under the laws of the British Virgin Islands, which is controlled by Mr. Yinan Hu, chairman of the board of directors (the “Board”) and chief executive officer of CNinsure Inc. (the “Company”), and entities affiliated with him (collectively, “Founder”) and CDH Inservice Limited (“CDH”) are pleased to submit this preliminary non-binding proposal to acquire the Company in a transaction (the “Acquisition”) in which each ordinary share of the Company would be cancelled in consideration for the right to receive $19.00 per American Depositary Share (“ADS”, each ADS representing 20 ordinary shares of the Company), or $0.95 per ordinary share (the “Acquisition Consideration”), other than certain ADSs or ordinary shares (“Excluded Shares”) held by Founder and CDH, which would be cancelled in the Acquisition and would not receive the Acquisition Consideration. Our proposal provides a very attractive opportunity to the Company’s shareholders to realize superior value and represents a premium of 44.4% to the Company’s closing price on May 13, 2011 and a premium of 38.4% to the volume-weighted average closing price during the last 30 trading days. The material terms and conditions related to our proposal and the Acquisition are set forth below. We are confident that the Acquisition can be closed on the basis as outlined in this letter.
1. Consortium. TPG Asia, Founder and CDH (collectively, the “Consortium Members”) have entered into a consortium agreement pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. Please also note that Founder and CDH are currently only interested in pursuing the Acquisition and have no interest in selling their shares in any other transaction involving the Company.
2. Acquisition Consideration. The consideration payable in the Acquisition will be $19.00 per ADS (other than Excluded Shares), or $0.95 per ordinary share (other than Excluded Shares), in cash. As of the date hereof, Founder and CDH, individually, beneficially own ordinary shares of the Company representing, in the aggregate, approximately 34.3% of the Company’s outstanding ordinary shares.

3. Funding. The Acquisition will be funded by equity capital from the Consortium Members. The consortium agreement sets forth the current terms under which the equity funding will occur. We expect definitive commitments for the required equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. The Acquisition would not be contingent upon our obtaining any debt financing.
4. Due Diligence. We will require a timely opportunity to conduct customary due diligence on the Company.
5. Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.
6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Founder and CDH in the Acquisition, we would expect that the independent members of the Board will proceed to consider our proposal and the Acquisition.
7. About TPG. TPG is a leading private investment firm with approximately $48 billion of assets under management and offices in San Francisco, Beijing, Fort Worth, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, growth investments, joint ventures, spinouts and restructurings. TPG has a history of over 15 years investing in the People’s Republic of China, and has one of the largest investment portfolios in the People’s Republic of China today, with a successful track record of investments such as Lenovo, Daphne, WuMart, China Grand Auto, NT Pharma and ShangPharma, and particularly in the financial services sector including Shenzhen Development Bank, UniTrust Finance and China International Capital Corporation.
8. About CDH. CDH China Growth Capital Fund II, L.P. (“CDH Fund II”) owns 100% of the total outstanding shares of CDH Inservice Limited. CDH China Growth Capital Holdings Company Limited is the general partner of CDH Fund II. CDH China Management Company Limited and its affiliates are international alternative fund managers focusing on investments in private equity, venture capital, real estate and public equity markets. CDH and its affiliates have been managing funds since 2002, have over $6.1 billion assets under management and have more than 100 institutional investors, including sovereign wealth funds, pension funds, endowments, family offices, and fund of funds.
9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

10. Public Disclosure. In light of United States securities laws requirements, Founder and CDH will be making filings with the Securities and Exchange Commission on Schedule 13D in which this letter will be publicly disclosed.
In closing, we would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.
*     *     *     *

TPG ASIA V MU, INC.			YINAN HU	CDH INSERVICE LIMITED

By:	/s/ Sing Wang		/s/ Yinan Hu	By:	/s/ Kiang Hua Lew

	Name:	Sing Wang			Name:	Kiang Hua Lew
	Title:	Authorized Signatory			Title:	Director

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